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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                               April 2005

Commission File Number:                                                                                                                                                000-27768

PORTRUSH PETROLEUM CORPORATION

(Translation of registrant’s name into English)

1687 West Broadway #200, Vancouver, British Columbia V6J1X2

(Address of principal executive offices)

1.  News releases, April 25, May 26, June 17, August 11, August 15, September 1 and September 20

2.  FORM 13-502F1 - Annual Participation Fee for Reporting Issuers, May 2, 2005

3.  FORM 51-101F2 - November 1, 2004, Ralph E. Davis & Associates.

     FORM 51-101F2 - April 15, 2005, Degolyer & Macnaughton

4.  Interim Financials, CEO Certification and Management Discussion and Analysis, March 31 and June 30, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

PORTRUSH PETROLEUM CORPORATION

Vancouver, British Columbia  V6J 1X2

Telephone:  800 828 1866

Portrush announces Annual General Meeting

Vancouver, British Columbia

April 25th, 2005

Portrush Petroleum Corporation announced today that the Company’s Annual General Meeting will be held in Vancouver on Tuesday, May 31, 2005.

Shareholders of record as at April 26th will be entitled to vote at the meeting.  The meeting will be designated as a general and special meeting to enable the Company to comply with the requirements of the new British Columbia Corporations Act.

The Company has completed a private placement financing of $390,000 through the issuance of 2,600,000 units at $0.15 per unit.  Each unit consists of one share and one share purchase warrant.  A finder’s fee of $25,875 will be paid by issuing 172,500 units.  The funds will be used for general working capital and exploration and development costs of the company’s oil and gas projects.

The company has been advised by the operator of the North Kimball project that the gas well has been put on production.  The Company has provided funding to put this well into production and has a 50% working interest in the project until payout at which time it reduces to a 5% working interest. The well is expected to produce approximately 200 mcf per day.

About Portrush Petroleum

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, located in the Michigan Basin in the state of Michigan, the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point target located in Alberta.

Portrush is publicly traded on the TSX in Canada and on the bulletin board in the United States under the symbols: TSX: PSH, OTCBB: PRRPF.

I

Information on the company can be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com.

The Company relies on litigation protection for “forward looking statements”.

ON BEHALF OF THE BOARD

/s/  M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Portrush Petroleum Corporation Provides Corporate Update

Vancouver, British Columbia – May 26, 2005 – Portrush Petroleum Corporation (TSX:PSH) (OTC BB:PRRPF) today provided a corporate update on the Company’s operations.  All amounts are in Canadian dollars unless otherwise noted.

2004/2005 Highlights

•

Reported oil and gas revenues of $442,000 for fiscal 2004 ended December 31, 2004 compared to $415,000 for fiscal 2003.

•

Reported net loss of $0.02 per share for fiscal 2004 compared to a net loss of $0.03 per share for fiscal 2003.

•

The book value of the Company’s oil and gas assets increased to $1,642,393 in fiscal 2004 compared to $182,571 in fiscal 2003.

•

Completed drilling six wells at the Mission River field in Texas. Total production from the six wells in the month of March 2005 amounted to 30.127 million cubic feet of gas and 1,917 barrels of oil.

•

A reserve estimate report completed by Ralph E. Davis and Associates, Houston Texas, valued the behind-pipe reserves on the Mission Hill River property at $190 million.  Portrush has a fully paid 10% working interest in the property.

•

Electro-magnetic imaging technology has indicated promising potential oil and gas reserves on the Mission River property at the 8,000 to 10,000 feet level.  Deep well drilling to 10,000 feet on the Mission River property will commence as soon as a drilling rig becomes available.

•

A reserve evaluation of the two wells on the Lenox property for year-end 2004 estimated the present  net  worth discounted at 10% of the proved, probable plus possible reserves at $533,000, based on a 22.5% working interest net to Portrush.

•

Financings in 2004 of $1.9 million enabled Portrush to fund its participation in the Mission River wells with 6 wells coming into production generating additional revenue for the Company.

Mission River Project, Texas

Portrush has a 10% working interest in the Mission River Development Project with its joint venture partner The McAlester Fuel Company, which is the majority owner.  Six wells drilled on the property over the past year have been successful and placed on production. These wells are currently producing approximately 1.1 million cubic feet of gas and 120 barrels of oil per day. McAlester recently received a third party reserve engineering report that assigns the Mission River Project a discounted 10% present value of US$ 67.5 million, based on proven and probable reserves. Portrush’s 10% interest in the project is worth an estimated $5.0625 million.

Drilling at Mission River to date has been limited to 5,000 to 6,400 feet.  A technical evaluation based on electro-magnetic imaging technology has indicated promising potential oil and gas reserves on the Mission River property at the 8,000 to 10,000 feet level.   McAlester Fuel has applied for a drilling permit for the McAlester “Scanio-Shelton #6.” This well will be drilled to a depth of more than 10,000 feet, with drilling scheduled to commence as soon as a drilling rig becomes available. (See the comments of Wesley Franklin, former Exploration Manager of Tenneco Oil Co., under the heading Field Notes on our web site).

Lenox Property, Michigan

Portrush has a 22.5% interest in two producing wells (the Martin and Richard wells) in the New Haven area of southeast Michigan.  Oil production from the two wells in the Lenox Project accounted for the majority of the company’s fiscal 2004 revenue.  Daily production from the two wells is approximately 120 barrels a day, plus a minor amount of flared gas. Initial plans to connect the wells to a gas pipeline were shelved following an economic analysis that showed capital costs of building the pipeline exceeded potential revenue.  Pump jacks placed on the wells have reduced the amount of gas being flared on a daily basis. DeGolyer and MacNaughton Canada Ltd. completed a  reserve evaluation  for the two wells for year-end 2004 and estimated the present net worth discounted at 10% of the proved, probable plus possible reserves  at $533,000, based on a 22.5% working interest net to Portrush.

Financials and Milestones

Portrush reported oil and gas revenues of $442,000 for fiscal 2004 ended December 31, 2004 compared to $415,000 for fiscal 2003.  The Company raised net proceeds of $1,956,611 through the issuance of shares in fiscal 2004. Proceeds were used to pay for the Company’s interest in the Mission River project, for development drilling in Lenox and general and administration expenses.  During that period, the book value of the Company’s oil and gas assets increased to $1,642,393 in fiscal 2004 compared to $182,571 in fiscal 2003.

Private Placement Securities Returned to Treasury

On April 25, 2005 the Company announced a private placement financing of $390,000 through the issuance of 2,600,000 units at $0.15 per unit, with each unit consisting of one share and one share purchase warrant.  A shareholder has complained to the Company that the private placement was conducted in an attempt to influence the results of the Company’s upcoming annual general meeting. While management completely disagrees with the position taken by the shareholder in this regard, in order to address this issue, management has obtained the agreement of the placees to not proceed with the private placement. Accordingly the shares and warrants have been returned to treasury.

“Portrush is generating monthly cash flow with additional upside potential from the deep well drilling program in Mission River,” said Martin Cotter, President of Portrush Petroleum Corporation.   “The Company anticipates becoming cash flow positive by the end of the second quarter of 2005.  This will enable Portrush to expand its exploration and drilling program and look for new development opportunities that will generate long-term, visible growth.”

“In 2005 our goal is to continue to develop new prospects in our  production areas and achieve market recognition for our successes.  Portrush believes that ongoing operations at Lenox and Mission River will increase production giving the Company the financial resources necessary to build the dedicated management team and pursue strategic acquisitions of proven or semi-proven exploration targets.  We remain focussed on this strategy and are on course to generate strong results that will help build a sustainable and profitable company.”

About Portrush Petroleum

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point target located in Alberta.

Portrush is publicly traded on the TSX in Canada and on the bulletin board in the United States under the symbols: TSX:PSH , OTCBB:PRRPF.

Information on the company can be obtained by calling (800) 828-1866 or at www.portrushpetroleum.com

The company relies on litigation protection for “forward looking statements.”

ON BEHALF OF THE BOARD

M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Vancouver, BC V6J 1X2

Tel 604 696 2555

Portrush appoints Wes Franklin to the Board of Directors

Vancouver, British Columbia – June 17 2005  Portrush Petroleum Corporation (TSX:PSH) (OTC BB:PRRPF) is pleased to announce the appointment of Mr. Wes Franklin as a director. Mr. Franklin is a registered geologist with both the state of Washington and the American Association of Petroleum Geologists and he is a member of SPE and SEG.

 “The addition of Wes Franklin to our management team brings us another step closer to achieving our goal of building a strong team capable of generating results that will help build a sustainable and profitable company” said Martin Cotter, President of Portrush Petroleum Corporation. “Wes not only has the technical strength, but knows how to develop and maintain good, long term relationships which is one of the keys to success in the highly competitive area that we operate in. Wes will enable us to build on our successful relationship with the McAlester Fuel Company”.

McAlester Fuel Company advised today that the Scanio/Sheldon No. 4 and No.1 wells on the Mission River, Texas property are being re-completed. It is anticipated production from both wells will be increased from nominal gas and oil production to approximately 300MCF and between 50 and 100 barrels of oil per day. Actual flow rates will be in hand early next week. The wells are already connected to the gas gathering system.

Three additional wells are planned to be drilled in the near term. The operator has not confirmed when these wells will be drilled

The Mission River lease is located at the south end of the town of Refugio, refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field.

The Company expects to complete a private placement and raise approximately $300,000 through the issuance of 2 million units at $0.15 per unit. Each unit will consist of one share and one share-purchase warrant. Each warrant will entitle the holder to purchase an additional share at $0.15 a share. A 7.5% commission will be paid on completion of the private placement.

About Portrush Petroleum

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, in the Michigan Basin of the state of Michigan, the Mission River Development project, in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point and Keg River target in Alberta.

Portrush is publicly traded on the TSX in Canada and on the bulletin board in the United States under the symbols: TSX-V:  PSH, OTCBB: PRRPF.

Information on the company can be obtained by calling 604 696 2555 or at

www.portrushpetroleum.com

ON BEHALF OF THE BOARD

/s/ M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Vancouver, British Columbia  V6J 1X2

Telephone: 604 696 2555

TSX Symbol: PSH

Bulletin Board: PRRPF

August 11, 2005

Deep Well To Be Drilled At Mission River

Vancouver,B.C.  Portrush Petroleum Corporation has been advised that the operator has signed a contract to drill a deep well to approximately 10,000 feet on its Mission River project in Texas.  It is estimated drilling will commence in mid October.

The Mission River lease is operated by the McAlester Fuel Company (“McFuel”) and is located at the south end of the town of Refugio, Refugio County, Texas.  The field has multiple pays at depths ranging from 2,000 to 8,500 feet.  Portrush has a 10% working interest in the field.  To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Wesley Franklin, consulting geologist for McAlester and recently appointed to the board of Portrush stated that:

“The operator is interested in an interval from 8,000 to 8,500 feet because of production from three wells in the southwestern part of our lease.  A 1937 Sunray well produced 1 BCF of gas from a single pay sand at approximately 8,300 feet.  The un-fraced initial production was 12 MMCF/D and 240 BOPD.  In addition, slightly shallower sands appear to have been pay from the well log.  In 1963, Ginther Warren drilled two producers from the same approximate interval in different fault blocks, each initially producing at rates of 8 MMC/D, and again without any stimulation.

They, too, failed to produce other pay sands, electing instead to plug back and re-complete to shallow G-sand reservoirs.  These two wells produced 140 MMCF and 156 MMCF.  This valuable well control indicates that the structural high at the lower Vicksburg level is in an eastwest position under the lower half of our lease, whereas the structural high of the upper Vicksburg, Frio and Miocene is north of our lease, just west of the town of Refugio”.  A deep test would involve setting intermediate casing just above 8,000 feet before the formation pressures start to rise.

Mr Franklin continued:

“ Based on the previously drilled deep producers, we anticipate multiple pays in the 8,100 to 8,500 lower Vicksburg. These zones will require fracing, and it is anticipated the zones to produce at 5 MMCF/D or greater, and recover 3-to-6 BCF. The deeper interval from 9,000 to 10,000 feet is a bit of a guess, and we have to use analogs from other producing areas in Jackson and Wharton counties, up the Texas coast, closer to Houston. Single Yegua sands typically produce 1-to-2 BCF per sand, but the very best reservoirs produce from 10 to 30 BCF, so this is very attractive exploration.  The potential in the deeper Yegua formation below 9,000 feet is an exploration surprise that could establish a whole new play in the part of south Texas.”

ON BEHALF OF THE BOARD

/s/ M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Vancouver, British Columbia  V6J 1X2

Telephone:  604 696 2555

Portrush closes private placement

Vancouver, British Columbia – August 15 2005. Portrush Petroleum Corporation (TSX:PSH) (OTC BB:PRRPF) is pleased to announce that the first closing of the private placement announced on June 17, 2005 of $300,000 through the issuance of 2 million units at $0.15 per unit has completed in the amount of $105,000 through the issuance of 700,000 units.  The second closing should occur before month’s end.  Each unit will consist of one share and one share purchase warrant.  Each warrant will entitle the holder to purchase an additional share at $0.15 a share.  A 7.5% commission will be paid on completion of the private placement.

About Portrush. Petroleum Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, in the Michigan Basin of the state of Michigan, the Mission River Development project, in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point and Keg River target in Alberta.

Portrush is publicly traded on the TSX in Canada and on the bulletin board in the United States under the symbols: TSX-V: PSH, OTCBB: PRRPF.

Information on the company can be obtained by calling 604 696 2555 or at www.portrushpetroleum.com

ON BEHALF OF THE BOARD

/s/ M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Vancouver, British Columbia  V6J 1X2

Telephone:  604 696 2555

Portrush announces new shareholder communications service

Vancouver, British Columbia

September 1, 2005

Portrush Petroleum Corporation (TSX:PSH) (OTC BB:PRRPF) is pleased to announce that it has entered into an investor relations agreement with Agora Investor Relations Corp. to provide shareholder communications services for the Company.  Agora will be paid US$2,500 per month over a 12-month period and will be granted options to purchase 200,000 common shares at $0.15 per share.  The Company expects this new communication service to be in place before month end.

In addition, directors’ options to purchase 400,000 common shares at $0.15 per share have been granted to directors.

About Portrush

Petroleum Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, in the Michigan Basin of the state of Michigan, the Mission River Development project, in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point and Keg River target in Alberta.

Portrush is publicly traded on the TSX in Canada and on the bulletin board in the United States under the symbols: TSX-V: PSH, OTCBB: PRRPF.

Information on the company can be obtained by calling 604 696 2555 or at www.portrushpetroleum.com

ON BEHALF OF THE BOARD

/s/ M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

September 20, 2005

Press Release:  SOURCE: Portrush Petroleum Corporation.

Portrush Petroleum Corporation Launches Investor Relations Website

Vancouver, September 20, 2005 – Portrush Petroleum Corporation (TSX-V:PSH ; OTCBB - PRRPF) (www.portrushpetroleum.com) is pleased to announce it has launched an Investor Relations website and retained the services of AGORA Investor Relations Corp. ("AGORA") (http://www.agoracom.com) to provide a dynamic interactive investor relations service.

The website will provide effective communication between Portrush Petroleum, it's shareholders and the investment community through AGORA’s Internet based investor relations system.

Effective immediately, a customized and monitored Portrush Petroleum IR HUB (www.agoracom.com/IR/Portrush) will allow both Portrush and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.  The IR HUB will also provide one-click access to the Portrush broker fact sheet, a company profile, five most recent press releases, e-mail list registration, latest stock quote & chart information and an executive audio address updated quarterly.  In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity.

Second, AGORA will be fully responsible for creating, implementing and executing an investor-relations strategy, the consolidation of which will save management a considerable amount of time, effort and expense, allowing them to focus on core business operations, while significantly improving shareholder communications.

Portrush Petroleum President and Director, Mr. Martin Cotter, stated, "We believe the time has now come to significantly increase our communications with shareholders and the investment community.  The solution provided by AGORA fulfils our need to manage and execute an IR strategy in a cost efficient manner, while providing our management team with the ability to focus on executing the business plan.  Our shareholders and Company will benefit greatly from near real-time communications, regularly planned updates and increased exposure ".

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About AGORA Investor Relations Corp.

 http://www.agoracom.com

 http://www.AgoraIR.com

AGORA Investor Relations Corp. (AGORA) is North America's leading outsourced investor relations firm for small-cap companies.  AGORA's exclusive IR HUB delivers two-way investor relations and communications that provides 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.  The digital delivery of investor relations also provides public companies with savings over traditional services ranging from 50-60%.

AGORA has specialized in small-cap investor relations since 1997 and is the exclusive provider of all content to the AOL Small Cap Channel.

About Portrush Petroleum Corporation

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Mission River Development project, in Refugio and Goliad Counties, Gulf Coast, Texas, the Lenox project, in the Michigan Basin of the state of Michigan, and the Cranberry project, a large acreage Mississippian and Slave Point and Keg River target in Alberta.

To find out more about Portrush Petroleum Corporation

(TSX-V: PSH; OTC-BB: PRRPF), visit our website at www.portrushtpetroleum.com

CONTACT INFORMATION

Corporate Inquiries

Mr. Martin Cotter, President and Director

Telephone: 604-696-2555

info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:

Portrush Petroleum Corporation

Financial Year Ending, used in
calculating the participation fee:

December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year	26,693,667
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)X	$0.15
Market value of class or series =	$4,004,050
		4,004,050 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

		n/a(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): [Provide details of how determination was made.]		n/a(B)
(Repeat for each class or series of corporate debt or preferred shares)		n/a(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$4,004,050

Total fee payable in accordance with Appendix A of the Rule		$1,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)
Total Fee Payable x 12 Number of entire months remaining in the issuer’s financial year 12
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		$1,000

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)
Any other item forming part of shareholders’ equity and not set out specifically above

Total Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of entire months remaining in the issuer’s financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities: If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer’s most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.X

Percentage of the class registered in the name of an Ontario person X
(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) =

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)
Any other item forming part of shareholders’ equity and not set out specifically above

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of entire months remaining in the issuer’s financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

Notes and Instructions

1.

This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2.

The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers.  The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3.

All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand.  Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer’s last financial year, if applicable.

4.

A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5.

The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6.

Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year.  If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7.

Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

RALPH E. DAVIS ASSOCIATES, INC.

November 1, 2004

The McAlester Fuel Company
2243 San Felipe Road
Houston, Texas 77019

Gentlemen:

At your request, we have appraised certain leasehold and royalty interests in properties operated by McAlester Fuel Company (McAlester) located in the Mission River Field in Refugio County, Texas.

Reserves estimated in this report conform to the definitions of proved, probable and possible reserves approved by the Society of Petroleum Engineers and the World Petroleum Congress (SPE/WPC) using the deterministic methodology.

We have prepared estimates of the reserves, future production and income attributable to the subject interests with an effective date of October 1, 2004. The income data were estimated using the NYMEX prices in effect on September 30, 2004. These data are described in a later section of this report. The results of our study are summarized as follows:

Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
The McAlester Fuel Company
As of October 1, 2004

	Proved Plus Probable			
	Producing	Non-Producing	Undeveloped	Totals
Net Remaining Reserves				
Oil/Condensate-Barrels	12,400	394,000	833,500	1,240,000
Gas-MMCF	249	1,384	7,720	9,353
Income Data ($)				
Future Gross Revenue	2,162,600	28,148,800	89,410,500	119,721,900
Severance and Ad Valorem	184,700	2,077,000	7,185,700	9,447,500
Operating Costs	472,500	3,500,000	5,055,500	9,028,000
Capital Costs	50,000	725,000	6,960,000	7,735,000
Future Net Revenue (FNR)	1,455,300	21,846,800	70,209,200	93,511,400
FNR @ 10%	1,296,400	9,258,100	57,095,900	67,650,400

RALPH E. DAVIS ASSOCIATES, IN

The McAlester Fuel Company November 1, 2004
Page 2

	Proved			
	Producing	Non-Producing	Undeveloped	Totals
Net Remaining Reserves				
Oil/Condensate-Barrels	12,400	222,100	118,200	352,700
Gas-MMCF	249	788	3,150	4,186
Income Data ($)				
Future Gross Revenue	2,162,600	15,912,100	25,484,300	43,559,000
Severance and Ad Valorem	184,700	1,175,000	2,216,200	3,576,000
Operating Costs	472,500	1,977,500	983,500	3,433,500
Capital Costs	50,000	445,000	825,000	1,320,000
Future Net Revenue (FNR)	1,455,300	12,314,600	21,459,600	35,229,600
FNR @ 10%	1,296,400	6,598,800	17,461,300	25,356,500

	Probable		
	Non-Producing	Undeveloped	Totals
Net Remaining Reserves			
Oil/Condensate-Barrels	171,900	715,300	887,300
Gas-MMCF	596	4,570	5,167
Income Data ($)			
Future Gross Revenue	12,236,700	63,926,200	76,162,800
Severance and Ad Valorem	902,000	4,969,500	5,871,500
Operating Costs	1,522,500	4,072,000	5,594,500
Capital Costs	280,000	6,135,000	6,415,000
Future Net Revenue (FNR)	9,532,200	48,749,600	58,281,800
FNR @ 10%	2,659,300	39,634,600	42,293,900

	Possible		
	Non-Producing	Undeveloped	Totals
Net Remaining Reserves			
Oil/Condensate-Barrels	4,800	308,600	313,300
Gas-MMCF	371	8,912	9,282
Income Data ($)			
Future Gross Revenue	2,544,600	70,812,500	73,357,100
Severance and Ad Valorem	231,200	6,186,400	6,417,600
Operating Costs	250,000	1,105,000	1,355,000
Capital Costs	180,000	2,045,000	2,225,000
Future Net Revenue (FNR)	1,883,400	61,476,100	63,359,500
FNR @ 10%	735,400	47,324,900	48,060,300

Note: There are differences in the addition as a result of computer program rounding of numbers.

Probable and Possible reserves were included in this report at the request of McAlester. Probable reserves are less certain to be recovered than proved reserves and Possible

RALPH E. DAVIS ASSOCIATES,
The McAlester Fuel Company
November 1, 2004
Page 3

reserves are less certain to be recovered than Probable reserves. The reserves and income attributable to the different reserve classifications in this report have not been adjusted to reflect their varying degree of risk in this report.

Condensate volumes are expressed in standard 42 gallon barrels. Gas volumes are expressed in million cubic feet (MMCF) at the official temperature and pressure base where the gas reserves are located.

METHOD OF APPRAISAL

The properties have been evaluated on the basis of future net cash flow, which is defined as the amount of future net income, which will accrue to the appraised interest by operating the properties to the estimated limit of profitable operation. The future net cash flow has been discounted at an annual effective rate of ten percent as the primary discount rate for this study. The future net cash flow has also been discounted at various other rates, as shown on the schedules. The discounted values shown are for your information and should not be construed as our estimate of fair market value.

RESERVE DETERMINATION

The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry. In some cases, these estimates were made using performance methods that utilize extrapolations of various historical data including, but not limited to, oil, gas and water production and pressure history. In general however, reserves were estimated using volumetric methods which consolidated well log, sidewall core, and subsurface mapping.

Future production rates may be subject to regulation by various governmental agencies, changes in market demand or other factors; consequently, actual producing rates may differ materially from volumes predicted.

ECONOMIC PARAMETERS

Prices – At the request of McAlester, the NYMEX prices for oil and gas effective on September 30, 2004 were used. This price was held constant for the life of the property.

Costs – Operating costs for the fields, leases and wells in this report were provided by McAlester and were held constant for the life of the property. No provision has been made for the value of salvable equipment or the leases at abandonment, nor were costs included to properly plug and abandon the wells. It is assumed that these costs are minimal and generally offset one another.

RALPH E. DAVIS ASSOCIATES,

The McAlester Fuel Company

November 1, 2004
Page 4

GENERAL

No consideration has been given to corporate overhead, income taxes, depletion, depreciation or any other indirect costs.

Titles to the evaluated properties have not been examined by Ralph E. Davis Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our evaluation were obtained from McAlester or from public information sources. A field inspection of the properties was not made.

The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment. In our opinion, the reserve estimates presented herein were made in accordance with generally accepted engineering and evaluation principles consistently applied, and are believed to be reasonable. These reserves should be accepted with the understanding that additional activity or additional information subsequent to the effective date of this report might require revision to those reserve estimates.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on its estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of The McAlester Fuel Company. The data and work papers used in preparing this report are available for examination by authorized parties in our offices.

It has been a privilege to perform this study for you. Please contact us if we can be of further service in this or other matters.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

L. B. Branum, P.E.
Vice President

RALPH E. DAVIS ASSOCIATES, INC.

CONSULTANTS-PETROLEUM AND NATURAL GAS

1717 ST. JAMES PLACE-SUITE 460

HOUSTON, TEXAS 77056

(713) 622-8955

NATIONAL INSTRUMENT FORM 51-101F2

REPORT ON RESERVES DATA

To the board of directors of The McAlester Fuel Company (the “Company”):

1.

We have evaluated the Company’s reserves data as of September 30, 2004. The reserves data consist of the following:

a.)

proved and proved plus probable oil and gas reserves, estimated as of September 30, 2004 using constant prices and costs; and

b.)

the related estimated future net revenue

2.

The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using constant prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended September 30, 2004 and identifies the respective portions thereof that we have evaluated and reported on to the Company’s board of directors.

RALPH E. DAVIS ASSOCIATES, INC.

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
			M$-US	M$-US	M$-US	M$-US
Ralph E. Davis Associates, Inc.	Appraisal Report as of September 30, 2004 on Certain Properties owned by The McAlester Fuel Company dated November 1, 2004	U.S.	-	67,650.4	-	67,650.4

5.

In our opinion, the reserves evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.

We have no responsibility to update this report referred to in paragraph 4 for events and circumstance occurring after their respective preparation dates.

7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Ralph E. Davis Associates, Inc. dated November 1, 2004.

RALPH E. DAVIS ASSOCIATES, INC.

CERTIFICATE OF QUALIFICTAION

I, L. B. Branum, Professional Engineer, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.

I am an employee of Ralph E. Davis Associates, Inc., which prepared a detailed analysis of the U.S. oil and gas properties of The McAlester Fuel Company. The effective date of this evaluation is September 30, 2004.

2.

I do not have, nor do I expect to receive, any direct or indirect interest in the securities of The McAlester Fuel Company or its affiliated companies.

3.

I attended the University of Missouri at Rolla and I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1970; I am a Licensed Professional Engineer in the State of Texas, USA and I have in excess of thirty years experience in the Petroleum Industry of which twenty four years experience are in the conduct of evaluation and engineering studies relating to U.S. oil and gas fields. .

4.

A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, and the files of The McAlester Fuel Company.

SIGNED: November 1, 2004

DEGOLYER AND MACNAUGHTON CANADA LIMITED

311 SIXTY AVENUE S.W., SUITE 1430

ENERGY PLAZA EAST TOWER

CALGARY, ALBERTA, CANADA, T2P 3H2

NATIONAL INSTRUMENT FORM 51-101 F2

REPORT ON RESERVES DATA

To the board of directors of Portrush Petroleum Corporation. (the “Company”):

1.

We have evaluated the Company’s reserves data as at December 31, 2004. The reserves data consist of the following:

a)

(i)

proved and proved plus probable oil and gas reserves estimated as at

December 31, 2004 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

b)

(i)

proved and proved plus probable oil and gas reserves estimated as at

December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue

2.

The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions

DeGolyer and MacNaughton Canada Limited

thereof that we have evaluated and reported on to the Company’s board of directors.

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
			M$-US	M$-US	M$-US	M$-US
DeGolyer and MacNaughton Canada Limited	Appraisal Report as of December 31, 2004 on Certain Properties owned by Portrush Petroleum Corporation dated April 15, 2005	U.S.	-	429	-	429

5.

In our opinion, the reserves evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.

We have no responsibility to update this report referred to in paragraph 4 for events and circumstance occurring after their respective preparation dates.

7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated April 15, 2005.

DEGOLYER and MACNAUGHTON

CANADA LIMITED

/s/ Colin P. Outtrim

Colin P. Outtrim, P. Eng.

PERMIT TO PRACTICE

DeGolyer and MacNaughton

Canada Limited

Signature:     “Colin P. Outtrim”

Date:                 April 15, 2005

PERMIT NUMBER : P5568

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

DeGolyer and MacNaughton Canada Limited

CERTIFICATE of QUALIFICATION

I, Colin P. Outtrim, Professional Engineer, of 1430, 311 Sixth Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

I am an employee of DeGolyer and MacNaughton Canada Limited, which prepared an appraisal report of cerain U.S. oil and gas properties of Portrush Petroleum Corporation. The effective date of this evaluation is December 31, 2004.

2.

I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Portrush Petroleum Corporation or its affiliated companies.

3.

I attended the University of British Columbia and I graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1973; I am a Registered Professional Engineer in the Provinces of Alberta and British Columbia and that I have in excess of thirty two years experience in the Petroleum Industry of which twenty eight years experience are in the conduct of evaluation and engineering studies relating to Canadian oil and gas fields.

4.

A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Portrush Petroleum Corporation, and the appropriate provincial regulatory authorities.

SIGNED: April 15, 2005

    “Colin P. Outtrim”

Colin P. Outtrim, P. Eng.

Senior Vice President

DeGolyer and MacNaughton

Canada Limited

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED

MARCH 31, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2005.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	March 31, 2005	December 31, 2004
		(Audited)

ASSETS

Current
Cash	$ 63,294	$ 74,543
Receivables	96,344	67,694
Prepaid expenses	-	5,625

	159,638	147,862

Oil and gas properties (Note 3)	1,641,833	1,642,393

	$ 1,801,471	$ 1,790,255

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 268,704	$ 283,110
Due to related parties	168,399	151,602

	437,103	434,712

Future site restoration	6,473	6,473

	443,576	441,185

Stockholders' equity
Capital stock	12,875,152	12,854,161
Contributed surplus	342,942	352,683
Deficit	(11,860,199)	(11,857,774)

	1,357,895	1,349,070

	$ 1,801,471	$ 1,790,255

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED MARCH 31

	2005	2004

REVENUE
Oil and gas revenue, net of royalties	$ 157,958	$ 79,187

EXPENSES
Depletion	$ 50,778	$ 25,850
Operating	47,671	19,581
General and administrative (Note 5)	61,934	82,990

Total expenses	160,383	125,421

Loss for the period	(2,425)	(49,234)

Deficit, beginning of period	(11,857,774)	(11,091,454)

Deficit, end of period	$ (11,860,199)	$ (11,140,688)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	40,356,584	27,326,304

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED MARCH 31

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(2,425)	$(49,234)
Items not affecting cash:
Depletion	50,778	25,850

Changes in non-cash working capital items:
(Increase) decrease in receivables	(28,650)	(380)
(Increase) decrease in prepaid expenses	5,625	-
Increase (decrease) in accounts payable and accrued liabilities	(14,406)	(64,945)

Net cash provided by (used in) operating activities	10,922	(88,709)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	16,797	30,361
Share subscriptions received in advance	-	98,500
Net proceeds from issuance of capital stock	11,250	101,000

Net cash provided by financing activities	28,047	229,861

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(50,218)	(133,989)

Net cash used in investing activities	(50,218)	(133,989)

Change in cash position during period	(11,249)	7,163

Cash position, beginning of period	74,543	4,981

Cash position, end of period	$63,294	$12,144

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2005

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries, Texas Dome Petroleum Corporation and Portrush Petroleum (US) Corporation (collectively "the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2004. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

3.

OIL AND GAS PROPERTIES

	March 31, 2005	December 31, 2004

Oil and gas properties:
U.S.A., proved	$ 2,662,713	$ 2,612,295
Canada, unproved	149,560	149,560
	2,812,273	2,762,055

Less: Accumulated depletion	(1,170,440)	(1,119,662)

	$ 1,641,833	$ 1,642,393

At March 31, 2005, the oil and gas properties include $149,560 (2004 - $149,560) relating to unproved properties that have been excluded from the depletion calculation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2005

3.

OIL AND GAS PROPERTIES (cont’d…)

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A. However, during the year ended December 31, 2002, the prospect was abandoned. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling USD$1,044,000.

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683
Exercise of stock options	75,000	11,250	-
Contributed surplus on exercise of stock options	-	9,741	(9,741)

Balance, March 31, 2004	40,417,417	$ 12,875,152	$ 342,942

During the three month period ended March 31, 2005, the Company issued 75,000 common shares pursuant to the exercise of stock options for proceeds of $11,250.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2005

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Included in issued capital stock are 103,125 common shares held in escrow that may not be transferred, assigned or otherwise dealt with without he consent of the regulatory authorities.

Stock options

The following stock options and share purchase warrants were outstanding at March 31, 2005:

Number of Options	Exercise Price	Expiry Date

200,000	$0.15	September 15, 2005
2,925,000	0.15	April 5, 2006

Warrants

The following share purchase warrants were outstanding at March 31, 2005:

Number of Warrants	Exercise Price	Expiry Date

1,057,059	$0.24	October 14, 2005
387,500	0.20	June 2, 2006

5.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2005	2004

Consulting and administration fees	$ 13,000	$ 13,000
Investor relations	4,369	-
Management fees – related party	18,000	23,000
Office and miscellaneous	2,085	5,089
Professional fees	1,500	2,328
Rent	9,000	7,500
Shareholder costs	1,836	1,977
Telephone	9,000	7,500
Transfer agent and regulatory fees	3,144	5,684
Travel and promotion	-	16,912

	$ 61,934	$ 82,990

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2005

6.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $18,000 (2004 - $23,000) to two directors.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

8.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

9.

SEGMENTED INFORMATION

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties.  The Company has oil and gas properties located in North America.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

May 30, 2005

“Martin Cotter”

(Name of individual)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief  Financial Officer certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

May 30, 2005

“Martin Cotter”

(Name of individual)

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Interim

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point target located in Alberta. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended March 31, 2005 (the "Financial Statements"). (See also the financial statements for the year ended December 31, 2004) The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of May 29, 2005.

First Quarter 2005 Highlights

•

The Company provided $120,000 in funding for the North Kimball project, in Southern Ontario, to put the gas well into production and has a 50% working interest in the project until payout at which time it reduces to a 5% working interest.

•

The drilling strategy for the Mission River Project has changed to reduce the number of shallow wells to be drilled to 9 and include one deep drilling target for a total of 10 wells. Portrush has a carried 10% interest in the 10 well program.

•

Six wells have been completed at the Mission River field in Texas. Total production from the six wells in the month of March 2005 amounted to 30.127 million cubic feet of gas and 1,917 barrels of oil.

2004 Highlights

•

Reported oil and gas revenues of $442,000 for fiscal 2004 ended December 31, 2004 compared to $415,000 for fiscal 2003.

•

Reported net loss of $0.02 per share for fiscal 2004 compared to a net loss of $0.03 per share for fiscal 2003.

•

The book value of the Company’s oil and gas assets increased to $1,642,393 in fiscal 2004 compared to $182,571 in fiscal 2003.

•

A reserve estimate report completed by Ralph E. Davis and Associates, Houston Texas, valued the behind-pipe reserves on the Mission Hill River property at $190 million.  Portrush has a fully paid 10% working interest in the property.

•

Electro-magnetic imaging technology has indicated promising potential oil and gas reserves on the Mission River property at the 8,000 to 10,000 feet level.  Deep well drilling to 10,000 feet on the Mission River property will commence as soon as a drilling rig becomes available.

•

A reserve evaluation of the two wells on the Lenox property for year-end 2004 estimated the present net worth discounted at 10% of the proved, probable plus possible reserves at $533,000, based on a 22.5% working interest net to Portrush.

Properties of the Company

Mission River Project, Texas

In Texas, the company has entered into a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and five additional wells have since been drilled and completed as gas wells. All six wells are currently on production. A gas pipeline runs through the property. Total production from the field for the month of March amounted to 30.127 million cubic feet of gas and 1,917 barrels of oil.

McAlester Fuel, the operator of the property, has applied for a drilling permit for the McAlester “Scanio-Shelton # 6”, a deep test on the property. McAlester has defined the prospect by a combination of sub-surface well control and an innovative exploration technology known as electro-magnetic imaging. This well will be drilled to a depth of more than 10,000 feet.

Mr. Wesley Franklin chief geologist for the operator commented; “Based on previously drilled deep producers on the property we anticipate multiple pays in the 8,100 to 8,500 Lower Vicksburg. Furthermore, we expect the zones will require fracing and we look forward to the zones producing at 5 million cubic feet a day or greater and recover 3 to 6 BCF.”

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox has provided most of the oil and gas revenue during 2004.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Annual Information

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2005	2004

Total Revenues	$ 157,958	$ 79,187
G&A expense	61,934	82,990
Net Loss	2,425	49,234
Working Capital (Deficiency)	(277,465)	(264,862)
Oil and Gas Properties	1,641,833	281,897
Total Assets	1,801,471	298,253
Basic and diluted loss per share	0.01	0.01
Long-term liabilities	-	-
Cash dividends	-	-

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company had no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period, the Company recorded gross revenue of $157,958 compared with $79,187 in 2004. Well operating expenses were $47,671 compared with $19,581 in the previous quarter.

General and administration expenses before the non-cash expenses were $61,934 compared with $82,990 for 2004. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next quarter. The Company is planning to attend a number of trade shows and conferences in the coming quarter. The Company paid or accrued to the President of the Company management fees of $6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003	Total Revenue	100,976	160,789	74,739	78,741
	Net Loss	(43,389)	(58,300)	(161,319)	(483,490)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2004	Total Revenue	79,187	84,417	94,094	179,670
	Net Loss	(49,234)	(601,270) (1)	(249,247)	(133,431)
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

2005	Total Revenue	157,958
	Net Loss	(2,425)
	Basic and diluted loss per share	(0.01)

(1)

During the quarter, the Company recorded stock based compensation expenses of $428,612.

Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

The Company is continuing its corporate awareness program to enhance the Company's visibility and foster a clear understanding of its performance and strategic direction. To date, Martin Cotter, the Company's President has travelled to a number of financial centres in the United States in order to meet with key members of the investment community regarding ongoing financing programs and projects for the Company. As part of this ongoing program, the company has recently revised the Company’s web site.

Financing, Principal Purposes and Milestones

During the quarter, the Company raised net proceeds of $11,250 through the issuance of shares. (See note 4 of the financial statements) These funds were used for working capital.

Outstanding Share Data

At March 31, 2005, there were 40,417,417 common shares outstanding.

The following stock options and share purchase warrants were outstanding at March 31, 2005:

	Number of Shares	Exercise Price	Expiry Date

Options	200,000	0.15	September 15, 2005
	2,925,000	0.15	April 5, 2006

Warrants	1,057,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the period, the Company accrued management fees in the amount of $18,000 to Martin Cotter for his services as the President of the Company.

Changes in Accounting Policies

Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to March 31, 2005, the Company issued 624,500 common shares for proceeds of $93,675 pursuant to the exercise of stock options. On April 25, 2005 the Company announced a private placement of 2,600,000 units at $0.15 per unit with each unit consisting of one share and one warrant to purchase an additional share at $.15. A shareholder complained to the Company that the private placement was conducted in an attempt to influence the results of the Company’s upcoming annual general meeting. While management completely disagrees with the position taken by the shareholder in this regard, in order to address this issue, management has obtained the agreement of the placees to not proceed with the private placement. Accordingly the shares and warrants were returned to treasury.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED

JUNE 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2005.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	June 30, 2005	December 31, 2004
		(Audited)

ASSETS

Current
Cash	$ 48,829	$ 74,543
Receivables	37,683	67,694
Prepaid expenses	-	5,625

	86,512	147,862

Oil and gas properties (Note 3)	1,608,208	1,642,393

	$ 1,694,720	$ 1,790,255

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 168,187	$ 283,110
Due to related parties (Note 7)	190,316	151,602

	358,503	434,712

Future site restoration	6,473	6,473

	364,976	441,185

Stockholders' equity
Capital stock (Note 4)	13,009,131	12,854,161
Contributed surplus (Note 4)	294,388	352,683
Deficit	(11,973,775)	(11,857,774)

	1,329,744	1,349,070

	$ 1,694,720	$ 1,790,255

On behalf of the Board:

“Martin Cotter”	Director	“Neil Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2005	Three Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2005	Six Month Period Ended June 30, 2004

REVENUE
Oil and gas revenue, net of royalties	$ 146,856	$ 89,417	$ 304,814	$ 168,604

EXPENSES
Depletion	$ 46,039	$ 130,111	$ 96,817	$ 155,961
Operating	115,089	22,129	162,760	41,710
General and administrative (Note 5)	106,954	538,447	168,888	621,437

Total expenses	268,082	690,687	428,465	819,108

Loss before other items	(121,226)	(601,270)	(123,651)	(650,504)

OTHER ITEMS
Write-off of accounts payable	7,650	-	7,650	-

Loss for the period	(113,576)	(601,270)	(116,001)	(650,504)

Deficit, beginning of period	(11,860,199)	(11,140,688)	(11,857,774)	(11,091,454)

Deficit, end of period	$ (11,973,775)	$ (11,741,958)	$ (11,973,775)	$ (11,741,958)

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.02)

Weighted average number of common shares outstanding	40,897,241	32,709,491	40,628,406	30,017,898

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2005	Three Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2005	Six Month Period Ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (113,576)	$ (601,270)	$ (116,001)	$ (650,504)
Items not affecting cash:
Depletion	46,039	130,111	96,817	155,961
Stock-based compensation	-	428,612	-	428,612
Write-off of accounts payable	(7,650)	-	(7,650)	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	58,661	(2,020)	30,011	(2,400)
(Increase) decrease in prepaid expenses	-	(1,625)	5,625	(1,625)
Increase (decrease) in accounts payable and accrued liabilities	(92,867)	(102,987)	(107,273)	(167,932)

Net cash provided by (used in) operating activities	(109,393)	(149,179)	(98,471)	(237,888)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	21,917	13,009	38,714	43,371
Share subscriptions received in advance	-	(14,330)	-	84,169
Net proceeds from issuance of capital stock	85,425	1,464,000	96,675	1,565,000

Net cash provided by financing activities	107,342	1,462,679	135,389	1,692,540

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(12,414)	(1,271,919)	(62,632)	(1,405,908)

Net cash used in investing activities	(12,414)	(1,271,919)	(62,632)	(1,405,908)

Change in cash position during period	(14,465)	41,581	(25,714)	48,744

Cash position, beginning of period	63,294	12,144	74,543	4,981

Cash position, end of period	$ 48,829	$ 53,725	$ 48,829	$ 53,725

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2005

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries, Texas Dome Petroleum Corporation and Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2004. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

3.

OIL AND GAS PROPERTIES

	June 30, 2005	December 31, 2004

Oil and gas properties:
U.S.A., proved	$ 2,662,713	$ 2,612,295
Canada, unproved	149,560	149,560
	2,824,687	2,762,055

Less: Accumulated depletion	(1,216,479)	(1,119,662)

	$ 1,608,208	$ 1,642,393

At June 30, 2005, the oil and gas properties include $149,560 (2004 - $149,560) relating to unproved properties that have been excluded from the depletion calculation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2005

3.

OIL AND GAS PROPERTIES (cont’d…)

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A. However, during the year ended December 31, 2002, the prospect was abandoned. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling USD$1,044,000.

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683
Exercise of stock options	644,500	96,675	-
Contributed surplus on exercise of stock options	-	58,295	(58,295)

Balance, June 30, 2005	40,986,917	$ 13,009,131	$ 294,388

During the six month period ended June 30, 2005, the Company issued 644,500 common shares pursuant to the exercise of stock options for proceeds of $96,675.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2005

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Included in issued capital stock are 103,125 common shares held in escrow that may not be transferred, assigned or otherwise dealt with without he consent of the regulatory authorities.

Stock options

The following stock options and share purchase warrants were outstanding at June 30, 2005:

Number of Options	Exercise Price	Expiry Date

200,000	$0.15	September 15, 2005
2,355,500	0.15	April 5, 2006

Warrants

The following share purchase warrants were outstanding at June 30, 2005:

Number of Warrants	Exercise Price	Expiry Date

1,057,059	$0.24	October 14, 2005
387,500	0.20	June 2, 2006

5.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2005	2004

Consulting and administration fees	$ 34,500	$ 24,420
Investor relations	17,867	24,314
Management fees – related party	36,000	41,000
Office and miscellaneous	7,291	8,329
Professional fees (recovery)	5,166	(1,888)
Rent	16,188	16,500
Shareholder costs	16,301	20,237
Stock-based compensation	-	428,612
Telephone	16,188	16,882
Transfer agent and regulatory fees	19,387	16,322
Travel and promotion	-	26,709

	$ 168,888	$ 621,437

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2005

6.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the six month period ended June 30, 2005.

The significant non-cash transaction for the six month period ended June 30, 2004 was the issuance of 225,000 common shares valued at $45,000 for a finders’ fee on the 3,100,000 unit private placement.

7.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

b)

Paid or accrued management fees of $36,000 (2004 - $41,000) to two directors.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

10.

SEGMENTED INFORMATION

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties.  The Company has oil and gas properties located in North America.

11.

SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company completed a 700,000 unit non-brokered private placement at $0.15 per unit for gross proceeds of $105,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.15 per share for two years. A finder’s fee of $7,875 is payable.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

August 25, 2005

“Martin Cotter”

(Name of individual)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief  Financial Officer certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

August 25, 2005

“Martin Cotter”

(Name of individual)

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Interim

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point target located in Alberta. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended June 30, 2005 (the "Financial Statements"). (See also the financial statements for the year ended December 31, 2004) The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of August 24, 2005.

2005 Highlights

•

Reported oil and gas revenues of $304,814 for the 6 month period ended June 30, 2005 compared to $168,604 for the same period in 2004.

•

Reported net loss of $0.01 per share for the six month period in 2005 compared to a net loss of $0.02 per share for fiscal 2004.

•

Electro-magnetic imaging technology has indicated promising potential oil and gas reserves on the Mission River property at the 8,000 to 10,000 feet level.  The operator of the project has advised the Company that a deep well drilling contract to drill to 10,000 feet on the Mission River property has been negotiated and drilling is expected to take place before the end of the year.

Properties of the Company

Mission River Project, Texas

In Texas, the company has entered into a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and five additional wells have since been drilled and completed as gas wells. Six wells are currently on production. A gas pipeline runs through the property. Total production from the field for the month of March amounted to 30.127 million cubic feet of gas and 1,917 barrels of oil.

McAlester Fuel, the operator of the property, has applied for a drilling permit for the McAlester “Scanio-Shelton # 6”, a deep test on the property. McAlester has defined the prospect by a combination of sub-surface well control and an innovative exploration technology known as electro-magnetic imaging. This well will be drilled to a depth of more than 10,000 feet.

Mr. Wesley Franklin chief geologist for the operator commented; “Based on previously drilled deep producers on the property we anticipate multiple pays in the 8,100 to 8,500 Lower Vicksburg. Furthermore, we expect the zones will require fracing and we look forward to the zones producing at 5 million cubic feet a day or greater and recover 3 to 6 BCF.”

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox has provided most of the oil and gas revenue during 2004.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Annual Information

	Six Months	Six Months
	Ended	Ended
	June 30,2005	June 30,2004
Total Revenues	$ 304,814	$ 168,604
G&A expense	168,888	621,437*
Net Loss	116,001	650,504
Working Capital (Deficiency)	(271,991)	(129,659)
Oil and Gas Properties	1,608,208	1,423,287
Total Assets	1,694,720	1,485,287
Basic and diluted loss per share	0.01	0.02
Long-term liabilities	-	-
Cash dividends	-	-

*Includes the non-cash expense relating to the grant of stock options of $428,612

  G&A Expenses before this non-cash item are $192,825

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company had no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period, the Company recorded gross revenue of $304,814 compared with $168,604 in 2004. Well operating expenses were $162,760 compared with $41,710 in the previous quarter.

General and administration expenses before the non-cash expenses were $168,888 compared with $192,825 for 2004. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next quarter. The Company is planning to attend a number of trade shows and conferences in the coming quarter. The Company paid or accrued to the President of the Company management fees of $6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003	Total Revenue	100,976	160,789	74,739	78,741
	Net Loss	(43,389)	(58,300)	(161,319)	(483,490)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2004	Total Revenue	79,187	84,417	94,094	179,670
	Net Loss	(49,234)	(601,270) (1)	(249,247)	(133,431)
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

2005	Total Revenue	157,958	146,856
	Net Loss	(2,425)	(121,226)
	Basic and diluted loss per share	(0.01)	(0.01)

(1)

During the quarter, the Company recorded stock based compensation expenses of $428,612.

Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

The Company will continue its corporate awareness program this fall with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.  Martin Cotter, the Company's President will travel to a number of financial centres in the United States in order to meet with key members of the investment community regarding ongoing financing programs and projects for the Company. As part of this ongoing program, the company has continued to update and revise the Company’s web site.

Financing, Principal Purposes and Milestones

During the quarter, the Company raised $96,675 through the issuance of 644,500 shares pursuant to the exercise of stock options. Subsequent to the quarter end, the Company raised $105,000 through the issuance of shares. These funds will be used for working capital.

Outstanding Share Data

At June 30, 2005, there were 40,986,917 common shares outstanding.

The following stock options and share purchase warrants were outstanding at June 30, 2005:

	Number of Shares	Exercise Price	Expiry Date

Options	200,000	0.15	September 15, 2005
	2,355,500	0.15	April 5, 2006

Warrants	1,057,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the period, the Company accrued management fees in the amount of $18,000 to Martin Cotter for his services as the President of the Company.

Changes in Accounting Policies

Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to the quarter end, the Company raised $105,000 through the issuance of 700,000 units at $0.15 per unit. These funds will be used for working capital.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation - SEC File No. 000-27768

(Registrant)

October 27, 2005

By: /s/       Neal Iverson

Date

Neal Iverson, Director/Corporate Secretary